Titan Global Holdings, Inc.
44358 Old Warm Springs Boulevard
Fremont, CA 94538
Tel: (510) 824-1200

June 8, 2006

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form SB-2
for Titan Global Holdings, Inc. f/k/a Ventures-National Incorporated (the “Company”)
Filed October 13, 2005
File No. 333-128994

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on October 13, 2005 (File No. 333-128994) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to proceed with the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

Thank you for your assistance in this matter.

Titan Global Holdings, Inc.

By:	/s/ Curtis Okumura
Curtis Okumura
Chief Executive Officer